UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of securities)

06985P100
(CUSIP number)

Susan C. Schnabel 11400 W. Olympic Blvd., Suite 1400 Los Angeles, CA 90064 424-276-4484
(Name, address and telephone number of person authorized to receive notices and communications)

March 31, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes ).

CUSIP No. 06985P100	13D	Page 2

1.	NAME OF REPORTING PERSON: DLJ Merchant Banking Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	8,818,062 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	8,818,062 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		8,818,062 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		20.8% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 3

1.	NAME OF REPORTING PERSON: DLJ Offshore Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	607,875 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	607,875 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		607,875 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.4% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 4

1.	NAME OF REPORTING PERSON: DLJ Offshore Partners III-1, C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	155,803 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	155,803 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		155,803 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.4% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 5

1.	NAME OF REPORTING PERSON: DLJ Offshore Partners III-2, C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	110,984 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	110,984 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		110,984 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.3% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 6

1.	NAME OF REPORTING PERSON: DLJ MP Partners III GmbH & Co. KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	73,633 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	73,633 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		73,633 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.2% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 7

1.	NAME OF REPORTING PERSON: Millennium Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	49,906 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	49,906 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		49,906 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 8

1.	NAME OF REPORTING PERSON: MBP III Plan Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,561,538 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	1,561,538 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,561,538 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.7% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 9

1.	NAME OF REPORTING PERSON: aPriori Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	11,377,801 (see Item 5)†
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	11,377,801 (see Item 5) †
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		11,377,801 (see Item 5) †
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.8% (see Item 5) †*
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)

†Reflects shares of Common Stock beneficially owned directly by each of:  DLJ Merchant Banking Partners III, L.P.; DLJ Offshore Partners III, L.P.; DLJ Offshore Partners III-1, C.V.; DLJ Offshore Partners III-2, C.V.; DLJ MP Partners III GmbH & Co. KG; Millennium Partners II, L.P. and MBP III Plan Investors, L.P.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 10

1.	NAME OF REPORTING PERSON: aPriori Capital Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	11,377,801 (see Item 5) †
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	11,377,801 (see Item 5) †
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		11,377,801 (see Item 5) †
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.8% (see Item 5) †*
14.	TYPE OF REPORTING PERSON:		PN

†Reflects shares of Common Stock beneficially owned directly by each of:  DLJ Merchant Banking Partners III, L.P.; DLJ Offshore Partners III, L.P.; DLJ Offshore Partners III-1, C.V.; DLJ Offshore Partners III-2, C.V.; DLJ MP Partners III GmbH & Co. KG; Millennium Partners II, L.P. and MBP III Plan Investors, L.P.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 11

1.	NAME OF REPORTING PERSON: aPriori Capital Partners III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	11,377,801 (see Item 5) †
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	11,377,801 (see Item 5) †
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		11,377,801 (see Item 5) †
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.8% (see Item 5) †*
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)

†Reflects shares of Common Stock beneficially owned directly by each of:  DLJ Merchant Banking Partners III, L.P.; DLJ Offshore Partners III, L.P.; DLJ Offshore Partners III-1, C.V.; DLJ Offshore Partners III-2, C.V.; DLJ MP Partners III GmbH & Co. KG; Millennium Partners II, L.P. and MBP III Plan Investors, L.P.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 12

1.	NAME OF REPORTING PERSON: aPriori Capital GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	11,377,801 (see Item 5) †
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	11,377,801 (see Item 5) †
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		11,377,801 (see Item 5) †
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.8% (see Item 5) †*
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)

†Reflects shares of Common Stock beneficially owned directly by each of:  DLJ Merchant Banking Partners III, L.P.; DLJ Offshore Partners III, L.P.; DLJ Offshore Partners III-1, C.V.; DLJ Offshore Partners III-2, C.V.; DLJ MP Partners III GmbH & Co. KG; Millennium Partners II, L.P. and MBP III Plan Investors, L.P.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 13

1.	NAME OF REPORTING PERSON: Susan C. Schnabel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	11,377,801 (see Item 5) †
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	11,377,801 (see Item 5) †
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		11,377,801 (see Item 5) †
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.8% (see Item 5) †*
14.	TYPE OF REPORTING PERSON:		IN

†Reflects shares of Common Stock beneficially owned directly by each of:  DLJ Merchant Banking Partners III, L.P.; DLJ Offshore Partners III, L.P.; DLJ Offshore Partners III-1, C.V.; DLJ Offshore Partners III-2, C.V.; DLJ MP Partners III GmbH & Co. KG; Millennium Partners II, L.P. and MBP III Plan Investors, L.P.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CUSIP No. 06985P100	13D	Page 14

1.	NAME OF REPORTING PERSON: Colin A. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	11,377,801 (see Item 5) †
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	11,377,801 (see Item 5) †
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		11,377,801 (see Item 5) †
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.8% (see Item 5) †*
14.	TYPE OF REPORTING PERSON:		IN

†Reflects shares of Common Stock beneficially owned directly by each of:  DLJ Merchant Banking Partners III, L.P.; DLJ Offshore Partners III, L.P.; DLJ Offshore Partners III-1, C.V.; DLJ Offshore Partners III-2, C.V.; DLJ MP Partners III GmbH & Co. KG; Millennium Partners II, L.P. and MBP III Plan Investors, L.P.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D” or this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Basic Energy Services, Inc. (the “Company” or the “Issuer”).  The address of the principal executive offices of the Issuer is 801 Cherry Street, Suite 2100, Fort Worth, Texas 76102, United States of America.

Item 2.	Identity and Background.

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):  DLJ Merchant Banking Partners III, L.P., (“MB III LP”); DLJ Offshore Partners III, L.P., (“Offshore Partners III”); DLJ Offshore Partners III-1, C.V., (“Offshore Partners III-1”); DLJ Offshore Partners III-2, C.V., (“Offshore Partners III-2”); DLJ MB Partners III GmbH & Co. KG, (“Partners III GmbH”); Millennium Partners II, L.P., (“Millennium”); MBP III Plan Investors, L.P., (“MBP III” and, together with MB III LP, Offshore Partners III, Offshore Partners III-1, Offshore Partners III-2, Partners III GmbH, Millennium, the “Funds”); aPriori Capital Partners LLC, (“aPriori”); aPriori Capital Partners L.P. (“aCP”); aPriori Capital Partners III LLC (“aCP III”); aPriori Capital GmbH (“aCP GmbH”); Susan C. Schnabel and Colin A. Taylor.

aCP III is the general partner of the Funds except for Partners III GmbH whose general partner is aCP GmbH.  aCP was retained by the Funds to act as investment manager pursuant to an amended and restated agreement of limited partnership of each of the Funds and/or an investment management agreement.  aCP is the managing member of aCP III and the sole shareholder of aCP GmbH.  aPriori is the general partner of aCP.  The managing members of aPriori (the “Members”) are Susan C. Schnabel and Colin A. Taylor.  Voting and disposition decisions with respect to the Common Stock held by the Funds are made by the general partners of the Funds, aCP III and aCP GmbH respectively.  Based on the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities and Exchange Act of 1934 (the “Act”).  The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

The following address is the business address for each of the Members: Susan C. Schnabel, 11400 W. Olympic Blvd., Suite 1400, Los Angeles, CA 90064 and Colin A. Taylor, 110 Fetter Lane, London, EC4A 1AY United Kingdom. The following is the business address and the address of the principal executive offices and principal business of aPriori, aCP, aCP III:  767 Fifth Avenue, New York, NY 10153. The following is the business address and the address of the principal executive offices and principal business of aCP GmbH: Maximilianhöfe, Maximilianstrasse 13, 80539, Munich Germany.   The following address is the business address for each of the Funds: 767 Fifth Avenue, New York, NY 10153.

The principal business of each of the Funds is to make investments in, buy, sell, hold, pledge and assign securities.  The principal business of aPriori is to act as general partner to aCP.  The principal business of aCP is as investment manager to the Funds and managing member/general partner/shareholder of certain affiliated entities, including aCP III and aCP GmbH.  The principal business of aCP III is to act as general partner of the Funds except for Partners III GmbH. The principal business of aCP GmbH is to act as general partner of Partners III GmbH.  The principal occupation of each of the Members is managing member of aPriori.

During the last five years, none of the Reporting Persons or any of their respective executive officers, directors, general partners, or managing members, as applicable (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of MB III LP, Millennium, MBP III, and aCP is a Delaware limited partnership.  Each of aPriori and aCP III is a Delaware limited liability company.  Each of Offshore Partners III-1 and Offshore Partners III-2 is a Netherlands limited partnership.  Offshore Partners III is a Cayman Islands exempted limited partnership.  Partners III

GmbH is a German limited partnership. aCP GmbH is a German corporation.  Ms. Schnabel is a citizen of the United States.  Mr. Taylor is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 31, 2014, management and advisory responsibility for the Funds was transferred to aCP and certain of its affiliates from certain subsidiaries of Credit Suisse AG within the Private Banking and Wealth Management Division.

Item 4.	Purpose of Transaction.

The response to Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons have acquired the Common Stock for investment purposes.  The Reporting Persons intend to review their investment in the Issuer continually.  Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may, at any time and from time to time, sell, transfer or otherwise dispose of the Common Stock in public or private transactions.  All of the shares of Common Stock held by the Funds are included in a resale registration statement previously filed by the Issuer with the Securities and Exchange Commission.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5.	Interests in the Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of March 31, 2014, the Reporting Persons beneficially owned in the aggregate 11,377,801 shares of Common Stock, representing approximately 26.8% of the shares of Common Stock outstanding (based on 42,506,046 shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013).

(c)  Except as disclosed in Item 3 of this Statement, none of the Reporting Persons or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Common Stock during the 60 calendar days preceding the date of this Schedule 13D.

(d)  The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.  Under certain circumstances, partners of the Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Fund.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses of the Reporting Persons to Items 2 through 5 of this Statement are incorporated herein by reference.

The Issuer and the Funds are parties to the Third Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”), effective as of December 20, 2010, which provides for certain informational and consultation rights, along with confidentiality obligations, and registration rights for the Funds.  As long as (i) any Fund remains an Affiliate (as defined in the Stockholders’ Agreement) of the Issuer or (ii) the Funds, collectively, beneficially hold at least ten percent of the outstanding shares of the Issuer’s Common Stock, the Funds can require the Issuer to register shares of Common Stock on up to three occasions, provided that the proposed offering proceeds for the offering equal or exceed $10 million (or $5 million if the Issuer is able to register such securities on Form S-3).  In addition to such demand registration rights, the Stockholders’ Agreement provides the Funds with piggyback registration rights with respect to any proposed offering of equity securities pursuant to a registration statement filed by the Issuer (other than a registration statement on Form S-4 or Form S-8). The Issuer is also obligated under the Stockholders’ Agreement to perform certain other actions in connection with a demand registration or piggyback registration request by any of the Funds.  The Stockholders’ Agreement terminates upon the earliest of (i) the dissolution, liquidation or winding-up of the Issuer, (ii) the date all of the Funds cease to be affiliates of the Issuer and the Funds, collectively, beneficially hold less than ten percent of the outstanding  shares of Common Stock of the Issuer, or (iii) December 21, 2015.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

10.1
Third Amended and Restated Stockholders’ Agreement entered into effective as of December 20, 2010  (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 001-32693), filed on December 22, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2014

DLJ MERCHANT BANKING PARTNERS III, L.P.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

DLJ OFFSHORE PARTNERS III, L.P.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

DLJ OFFSHORE PARTNERS III-1, C.V.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

DLJ OFFSHORE PARTNERS III-2, C.V.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

DLJ MB PARTNERS III GMBH & CO. KG

By:	aPriori Capital GmbH, its general partner

By:	/s/ Robert P. Espinosa
	Name:	Robert P. Espinosa
	Title:	Managing Director

MILLENNIUM PARTNERS II, L.P.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

MBP III PLAN INVESTORS, L.P.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

APRIORI CAPITAL PARTNERS III LLC

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

APRIORI CAPITAL PARTNERS L.P.

By:	aPriori Capital Partners LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

APRIORI CAPITAL GMBH

By:	/s/ Robert P. Espinosa
	Name:	Robert P. Espinosa
	Title:	Managing Director

APRIORI CAPITAL PARTNERS LLC

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

/s/ Susan C. Schnabel
Susan C. Schnabel

/s/ Colin A. Taylor
Colin A. Taylor

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

10.1
Third Amended and Restated Stockholders’ Agreement entered into effective as of December 20, 2010  (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 001-32693), filed on December 22, 2010)